

August 29, 2013

Via E-mail
Ki-Hong Park
Chief Financial and Planning Officer
POSCO
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea 135-777

     Re: POSCO
           Form 20-F for Fiscal Year Ended December 31, 2012
           Filed April 29, 2013
           File No. 1-13368

Dear Mr. Park:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. In future filings, please disclose the Won equivalent amount for foreign currency transactions disclosed throughout your Form 20-F. For example, on page 35 you provide estimates of the costs for the construction of an integrated steel mill and development of iron ore mines in Orissa State in US dollars without provide investors with the Won equivalent amount, which would provide investors with context to the consolidated financial statement.

Item 5. Operating and Financial Review and Prospects, page 44
Operating Results, page 54

2. We note that you have attributed the increase in the fiscal year 2012 effective tax rate to your disposition of Daewoo International's interest in Kyobo Life Insurance in September 2012, which resulted in a net loss recognized during fiscal year 2012 of Won 212,507 million. As a net loss was recognized rather than a net gain, it is unclear from your current disclosures why

you recognized Won 281,437 million income tax expense for the transaction. Please advise and confirm that you will clarify your disclosures in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant